EXHIBIT 5.F.

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by the Bank in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of ¥118.58=$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on February 24, 2003, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$13,703.75
Fiscal Agent’s fee, including expenses for printing and engraving Bonds	12,228.03
Printing expenses	25,229.38
Legal fees and expenses	101,197.50
Miscellaneous, including reimbursement in lieu of Underwriter’s Expenses	3,794.91

Total	$156,223.57